FILED BY NORTHROP GRUMMAN CORPORATION
                                 PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-2 OF THE SECURITIES EXCHANGE ACT OF 1934 SUBJECT COMPANY: NEWPORT NEWS
                                 SHIPBUILDING INC.
                                 COMMISSION FILE NO.: 1-12385

NORTHROP GRUMMAN CORPORATION
Public Information
1840 Century Park East
Los Angeles, California  90067-2199
Telephone:   310-553-6262
Fax:         310-556-4561

Contact: Randy Belote (703) 875-8525
         Frank Moore (310) 201-3335

FOR IMMEDIATE RELEASE

DEPARTMENT OF DEFENSE CLEARS WAY FOR NORTHROP GRUMMAN TO
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ACQUIRE NEWPORT NEWS SHIPBUILDING
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     Los Angeles -Oct. 23, 2001 - Northrop Grumman Corporation (NYSE: NOC) said that the company is pleased with the Department of Defense's statement today which allows Northrop Grumman to go forward with its proposed acquisition of Newport News Shipbuilding (NYSE: NNS). The company further stated that it does not expect any issues with the Department of Justice on the closure of the acquisition and that it looks forward to a successful completion of this transaction in the near future.

     Northrop Grumman Corporation is a $15 billion, global aerospace and defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and non-nuclear shipbuilding and systems. With 80,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

     THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF NEWPORT NEWS SHIPBUILDING. THE EXCHANGE OFFER STATEMENT (INCLUDING THE PROSPECTUS, THE RELATED LETTER OF ELECTION AND TRANSMITTAL AND OTHER OFFER DOCUMENTS) FILED BY NORTHROP GRUMMAN WITH THE SEC CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE PROSPECTUS, THE RELATED LETTER OF ELECTION AND TRANSMITTAL AND CERTAIN OTHER DOCUMENTS WILL BE MADE AVAILABLE AT NO CHARGE TO ALL STOCKHOLDERS OF NEWPORT NEWS. THE EXCHANGE OFFER STATEMENT (INCLUDING THE PROSPECTUS, THE RELATED LETTER OF ELECTION AND TRANSMITTAL AND ALL OTHER DOCUMENTS FILED WITH THE SEC) WILL ALSO BE AVAILABLE AT NO CHARGE AT THIS SEC'S WEBSITE AT WWW.SEC.GOV.
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